Filed By Sunoco Logistics Partners L.P.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sunoco Logistics Partners L.P.
Commission File No.: 001-31219
Date: January 4, 2017

TRANSCRIPT
The following is an internal communication to employees of Energy Transfer Partners, L.P. ("ETP") and Sunoco Logistics Partners L.P. ("SXL") made on January 4, 2017.
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DATE:        January 4, 2017
TO:        All Energy Transfer Partnership Employees
FROM:        Mackie McCrea, ETE's Group Chief Operating Officer and Chief Commercial Officer
SUBJECT:    Mike Hennigan's Post Merger Role

When SXL and ETP announced its merger agreement last month, we named a number of the executive team members of the post-closing organization and we expressed the expectation that Mike Hennigan would continue in a key position with the combined organization. Today, we are excited to share that after closing, Mike Hennigan will continue with the combined organization in the role of President, Crude, NGL and Refined Products. In this role, Mike will report to me and have responsibility for ETP's crude, NGL and refined products business, both domestically and internationally. Mike will assume this new role effective at closing and will continue to work primarily from SXL's Newtown Square office. Sunoco Pipeline (SPLP) and Sunoco Marketing and Terminals (SPMT) will remain headquartered in PA as well.

Mike brings over three decades of outstanding engineering, commercial and business development experience and executive leadership from his time at SXL and Sunoco, Inc. We could not be more pleased that Mike has agreed to remain with the post-closing ETP organization in such a critical role.

Additional details concerning Mike's role and his organization will be provided throughout the integration process as decisions are made.

Please remember that while this announcement is significant as it relates to the post-closing ETP organization, both SXL and ETP remain independent entities and will continue to be so until closing. Closing of the merger transaction remains subject to securing approval of ETP's unitholders and other customary closing conditions.

Please join me and the other executive team members in congratulating Mike on his role with the combined business after closing of the merger transaction.
Cautionary Statement Regarding Forward-Looking Statements
This report includes "forward-looking" statements. Forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. Statements using words such as "anticipate," "believe," "intend," "project," "plan," "expect," "continue," "estimate," "goal," "forecast," "may" or similar expressions help identify forward-looking statements. ETP and SXL cannot give any assurance that expectations and projections about future events will prove to be correct. Forward-looking statements are subject to a variety of risks, uncertainties and assumptions. These risks and uncertainties include the risks that the proposed transaction may not be consummated or the benefits contemplated therefrom may not be realized. Additional risks include: the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of SXL to successfully integrate ETP's operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies, the ability to achieve revenue, DCF and EBITDA growth, and volatility in the price of oil, natural gas, and natural gas liquids. Actual results and outcomes may differ materially from those expressed in such forward-looking statements. These and other risks and uncertainties are discussed in more detail in filings made by SXL and ETP with the Securities and Exchange Commission (the "SEC"), which are available to the public. SXL and ETP undertake no obligation to update publicly or to revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT REGARDING THE TRANSACTION CAREFULLY WHEN IT BECOMES AVAILABLE. These documents (when they become available), and any other documents filed by SXL or ETP with the SEC, may be obtained free of charge at the SEC's website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of SXL or ETP at the following:

Sunoco Logistics Partners L.P. 3807 West Chester Pike Newtown Square, PA 19073 Attention: Investor Relations Phone: 866-248-4344	Energy Transfer Partners, L.P. 8111 Westchester Drive Dallas, TX 75225 Attention: Investor Relations Phone: 214-981-0700
Email: IR@sunocologistics.com	Email: InvestorRelations@energytransfer.com

Participants in the Solicitation
SXL, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of SXL is contained in SXL’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger will be included in the proxy statement/prospectus.